Exhibit 99.1

Immuron to Receive $2.16M R&D Tax Concession Refund

January 23rd, 2018, Melbourne, Australia Immuron Limited (ASX:IMC) (NASDAQ:IMRN) (the “Company”) is pleased to announce that under the Australian Government’s Research and Development Income Tax Concession incentive program, the Company will receive a cash refund of $2.16 million for eligible research and development expenditure incurred during the 2017 Financial Year.

This refund reflects the more than $4.6M investment the Company made in its research and development programs during the 2017 Financial Year to progress its pipeline programs including IMM-124E in NASH and ASH, IMM-529 in C. difficile, as well as the continuous development of the Company’s existing Travelan/Protectyn programs.

Immuron CEO Dr Jerry Kanellos commented:

“We are grateful that the Australian Government is such a strong supporter of the development of clinical-stage biotechnology companies through the R&D Tax Concession initiative scheme. This cash refund scheme has allowed Immuron the opportunity to accelerate the clinical development timelines for a number of its high-value pipeline programs.”

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COMPANY CONTACT: Jerry Kanellos Chief Executive Officer (Interim) Ph: +61 (0)3 9824 5254 jerrykanellos@immuron.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au

USA MEDIA CONTACT: Kate Caruso-Sharpe FischTank Marketing and PR US Ph: + 1 646 699 1414 kate@fischtankpr.com	USA INVESTOR RELATIONS: Jon Cunningham RedChip Companies, Inc. US Ph: +1 (407) 644 4256, (ext. 107) jon@redchip.com

ABOUT IMMURON:

Immuron Ltd (ASX: IMC) is a biopharmaceutical company focused on developing and commercialising oral immunotherapeutics for the treatment of many gut mediated diseases. Immuron has a unique and safe technology platform that enables a shorter development therapeutic cycle. The Company currently markets and sells Travelan® for the prevention of travellers’ diarrhea whilst its lead product candidate IMM-124E is in Phase 2 clinical trials for NASH and ASH. These products together with the Company’s other preclinical immunotherapy pipeline products targeting immune-related diseases currently under development, will meet a large unmet need in the market. For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.